SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2008
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Material Change Report, dated May 16, 2008.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No.  333-122635) and on October 26, 2005 (File No.  333-129248).

 Document 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
ACE Aviation Holdings Inc. ("ACE") 5100 de Maisonneuve Boulevard West Montreal, Québec H4A 3T2

Item 2	Date of Material Change
May 9, 2008

Item 3	News Release
See attached copy of the press release disseminated through Canada News Wire on May 9, 2008.

Item 4	Summary of Material Change

On May 9, 2008, ACE announced that its Board of Directors had authorized a substantial issuer bid (the "Offer") to purchase for cancellation up to Cdn$500 million of ACE's Class A Variable Voting Shares (TSX: ACE.A) and Class B Voting Shares (TSX: ACE.B) (collectively, the "Shares") for a combined aggregate of up to 23,809,523 Shares.

Item 5	Full Description of Material Change

The Offer is being made by way of a "modified Dutch auction" pursuant to which shareholders may tender all or a portion of their Shares (i) at a price of not less than Cdn$21.00 and not more than Cdn$24.00 per Share, in increments of $0.10 per  Share, or (ii) without specifying a purchase price, in which case their Shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire at 5:00 p.m. (Montreal time) on June 18, 2008 unless withdrawn or extended by ACE.

The purchase price paid for each Share properly tendered (the "Purchase Price") will be based on the number of Shares tendered and the prices specified by shareholders making tenders, and will be the lowest price that will enable ACE to purchase up to Cdn$500 million of Shares at a price within the range specified above. Shareholders will receive the Purchase Price in cash for Shares tendered at prices equal to or lower than the Purchase Price. All Shares tendered at prices higher than the Purchase Price will be returned to shareholders. All Shares purchased by ACE will be purchased at the same price, even if shareholders have selected a lower price. If the number of Shares tendered at or below the Purchase Price would result in an aggregate Purchase Price in excess of Cdn$500 million, those Shares will be purchased on a pro rata basis.

In accordance with the terms of the convertible Preferred Shares of ACE, the holders of Preferred Shares will be permitted to participate in the Offer by depositing their Preferred Shares on an as converted basis.

The Offer is not conditional upon any minimum number of Shares being deposited, however, the Offer is subject to certain other conditions, including regulatory approval. Full particulars of the terms and conditions of the Offer are contained in the Offer to Purchase and Issuer Bid Circular and related documents mailed to holders of Shares, Preferred Shares and 4.25% Convertible Senior Notes. The Offer to Purchase and Issuer Bid Circular and related documents have been filed with applicable securities regulatory authorities in Canada and the United States.

See press release dated May 9, 2008, attached as Schedule A.

Item 6	Reliance on subsection 7.1(2) or (3) of Regulation 51-102
Not Applicable

Item 7	Omitted Information
Not Applicable

Item 8	Executive Officer
Sydney John Isaacs Senior Vice President, Corporate Development and Chief Legal Officer (514) 205-7852

Item 9	Date of Report
May 16, 2008

SCHEDULE A

News Release

ACE AVIATION REPORTS FIRST QUARTER 2008 RESULTS AND ANNOUNCES A $500 MILLION SUBSTANTIAL ISSUER BID

FIRST QUARTER OVERVIEW

●	Operating loss (before provision for cargo investigations) of $27 million.
●	EBITDAR (before provision for cargo investigations) of $205 million including EBITDAR of $222 million at Air Canada.
●	Net loss of $182 million.
●	Substantial issuer bid of $1.5 billion completed in January 2008.
●	Sale of interest in Jazz in January 2008 for net cash proceeds of $97 million.
●	Secondary offering of Aeroplan units in April 2008 for net cash proceeds of $343 million.
●	ACE cash of $886 million post closing of secondary offering

MONTRÉAL, May 9, 2008 – ACE Aviation Holdings Inc. (ACE) today reported an operating loss (before provision for cargo investigations) of $27 million for first quarter 2008.

Air Canada reported an operating loss (before provision for cargo investigations) of $12 million, an improvement of $66 million over first quarter 2007, on a comparative basis.

EBITDAR(1) for ACE amounted to $205 million (before provision for cargo investigations). Air Canada reported EBITDAR of $222 million (before provision for cargo investigations) for the quarter, an increase of $93 million over first quarter 2007, on a comparative basis.

The net loss for the quarter of $182 million included the provision for cargo investigations of $125 million, foreign exchange losses of $89 million, an aircraft impairment charge of $38 million and an $89 million pre-tax gain from the sale of Jazz units in January 2008.

“I am pleased with the operating results for the quarter and ACE’s continued progress on the execution of its wind-up strategy,” said Robert Milton, Chairman, President and Chief Executive Officer, ACE Aviation Holdings Inc.

“Air Canada delivered very strong operating results for the quarter in spite of a challenging fuel price environment.

“In January 2008, we completed a $1.5 billion substantial issuer bid. We also raised $97 million by way of an exempt trade in Jazz units. In April 2008, ACE raised a further $343 million in cash through a secondary offering of Aeroplan units.

“We are now in a position to announce a further substantial issuer bid,” concluded Mr. Milton.

ACE TO REPURCHASE UP TO CDN$500 MILLION OF ITS CLASS A VARIABLE VOTING SHARES AND CLASS B VOTING SHARES PURSUANT TO A SUBSTANTIAL ISSUER BID

ACE today announced that its Board of Directors has authorized a substantial issuer bid (the Offer) to purchase for cancellation up to Cdn$500 million of ACE’s Class A Variable Voting Shares and Class B Voting Shares (collectively, the Shares) for a combined aggregate of up to 23,809,523 Shares.  The Offer is being made by way of a "modified Dutch auction" pursuant to which shareholders may tender all or a portion of their Shares (i) at a price of not less than Cdn$21.00 and not more than Cdn$24.00 per Share, in increments of $0.10 per Share, or (ii) without specifying a purchase price, in which case their Shares will be purchased at the purchase price determined in accordance with the Offer.  The Offer will expire at 5:00 p.m. (Montreal time) on June 18, 2008, unless withdrawn or extended by ACE.

The purchase price paid for each Share properly tendered (the Purchase Price) will be based on the number of Shares tendered and the prices specified by shareholders making tenders, and will be the lowest price that will enable ACE to purchase up to Cdn$500 million of Shares at a price within the range specified above. Shareholders will receive the Purchase Price in cash for Shares tendered at prices equal to or lower than the Purchase Price.  All Shares tendered at prices higher than the Purchase Price will be returned to shareholders.  All Shares purchased by ACE will be purchased at the same price, even if shareholders have selected a lower price.  If the number of Shares tendered at or below the Purchase Price would result in an aggregate Purchase Price in excess of Cdn$500 million, those Shares will be purchased on a pro rata basis.

In accordance with the terms of the convertible Preferred Shares of ACE, the holders of Preferred Shares will be permitted to participate in the Offer by depositing their Preferred Shares on an as converted basis.

The Offer is not conditional upon any minimum number of Shares being deposited, however, the Offer is subject to certain other conditions, including regulatory approval.  Full particulars of the terms and conditions of the Offer will be contained in the Offer to Purchase and Issuer Bid Circular and related documents which will be filed with applicable securities regulatory authorities in Canada and the United States and mailed to holders of Shares, Preferred Shares and 4.25% Convertible Senior Notes on or about May 13, 2008.

Press release is for informational purposes only

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell ACE Shares. The solicitation and the offer to buy Shares will be made only pursuant to the separate Offer to Purchase and Issuer Bid Circular, and related documents. ACE will file the Offer to Purchase and Issuer Bid Circular and related documents with Canadian securities regulatory authorities and a Tender Offer Statement on Schedule T-O with the United States Securities and Exchange Commission (SEC). Shareholders should carefully read the Tender Offer Statement, the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and other related documents because they contain important information, including the various terms and conditions of the Offer.  The Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and certain other documents will be delivered without charge to all holders of Shares, Preferred Shares and 4.25% Convertible Senior Notes.

The Tender Offer Statement (including the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and all other offer documents filed by ACE with the SEC) will be available without charge at the SEC website at www.sec.gov or by calling the Corporate Secretary office of ACE at (514) 205-7856. Offer documents required to be filed in Canada will also be available without charge at www.sedar.com.

(1) Non-GAAP Measures

EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent.  EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.  Readers should refer to ACE’s Quarter 1 2008 Management’s Discussion and Analysis (MD&A) for a reconciliation of EBITDAR (before the provision for cargo investigations) and EBITDAR to operating loss.

For further information on ACE’s public disclosure file, including ACE’s Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions.   Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.  Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties.  Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business.  Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements.  Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist acts, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE’s filings with securities regulators in Canada and the United States  and, in particular, those identified in the Risk Factors section of ACE’s 2007 MD&A dated February 7, 2008 and in Section 10 of ACE’s Quarter 1 2008 MD&A dated May 9, 2008.  The forward-looking statements contained herein represent ACE’s expectations as of the date they are made and are subject to change after such date.  However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Peter Fitzpatrick (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aceaviation.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	May 16, 2008	By:	/s/ Carolyn M. Hadrovic
Name: Carolyn M. Hadrovic Title: Corporate Secretary